

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

July 28, 2016

Joseph M. Tucci
Chairman of the Board and Chief Executive Officer
EMC Corporation
176 South Street
Hopkinton, Massachusetts 01748

>   **Re: EMC Corporation**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed December 14, 2015**
>   **File No. 001-09853**

Dear Mr. Tucci:

    We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

>   Sincerely,
>
>   /s/ Maryse Mills-Apenteng
>
>   Maryse Mills-Apenteng
>   Special Counsel
>   Office of Information Technologies
>   and Services

cc: Paul T. Dacier, Esq.
    EMC Corporation